UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

Commission File Number: 001-39257

WiMi Hologram Cloud Inc.

(Registrant’s Name)

Room#2002, Building A, Wentley Center,
1st West Dawang Road,
Chaoyang District, Beijing

The People’s Republic of China, 100020
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Change of Independent Director and Auditor

WiMi Hologram Cloud Inc. (the “Company”) is furnishing this current report on Form 6-K to: (i) announce the resignation of Yuanyuan Liu, who was an independent director of the Board of Directors (the “Board”) and the appointment of Dr. Harriet Ywan as an independent director of the Board to fill the vacancy created by Yuanyuan Liu on July 12, 2022, with a copy of press release furnished hereto as Exhibit 99.1; and (ii) report the dismissal of Friedman LLP (the “Former Auditor”) effective June 25, 2022 and that the Company has appointed Onestop Assurance PAC (the “Successor Auditor”) as successor auditor of the Company effective June 25, 2022.

In connection with the change of auditor, the Company provides that:

1.	The dismissal of the Former Auditor and the appointment of the Successor Auditor have been considered and approved by the Company’s Audit Committee (the “Audit Committee”) and Board of Directors (the “Board”).

2.	After careful review of the proposals received and due consideration of all relevant factors, the Audit Committee recommended to the Board that the Successor Auditor not the Former Auditor, be proposed for appointment as the auditor of the Company for the Company’s financial year ending on December 31, 2022. The Board considers that the aforementioned recommendation is fair and reasonable to the Company and has appointed Successor Auditor as the auditor of the Company for the Company’s financial year ending on December 31, 2022.

3.	The auditor’s reports of the Former Auditor on the annual audited consolidated financial statements of the Company for the two most recent financial years preceding the date of this notice, being reports for the financial years ended December 31, 2021 and December 31, 2020, and for any subsequent period to date, neither contain any adverse opinion or disclaimer of opinion, nor are qualified or modified as to uncertainty, audit scope, or accounting principles nor express any modified opinion.

4.	There were no disagreements with the Former Auditor on any matter of accounting principles or practices, financial statement disclosures, or auditing scope or procedures, from the time of the Former Auditor’s engagement up to the date of dismissal which disagreements that, if not resolved to the Former Auditor’s satisfaction, would have caused the Former Auditor to make reference in connection with its opinion to the subject matter of the disagreement. None of “reportable events”, as that term is described in Item 16F(a)(1)(v)(A) through (D) of Form 20-F filings occurred within the two fiscal years of the Company ended December 31, 2021 and 2020 and subsequently up to the date of dismissal.

The Company provided the Former Auditor with a copy of this Form 6-K and requested that the Former Auditor provides the Company with a letter addressed to the Securities and Exchange Commission stating whether it agrees with the above statements. A copy of the Former Auditor’s letter is furnished as Exhibit 99.2 to this Form 6-K.

During the Company’s most recent two fiscal years and through the subsequent interim period on or prior to the appointment of the Successor Auditor, neither the Company nor anyone on its behalf have consulted with the Successor Auditor on either (a) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s financial statements, or (b) any matter that was the subject of a disagreement, as that term is defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto) or a reportable event as set forth in Item 16F(a)(1)(v)(A) through (D) of Form 20-F.

The Company intends to use this Form 6-K and the accompanying exhibit to satisfy its reporting obligations under Item 16F(a) of its Form 20-F for the year ending December 31, 2022 to the extent provided in and permitted by Paragraph 2 of the Instructions to Item 16F of Form 20-F and plans to incorporate Exhibit 99.1 reference into its Form 20-F to the extent necessary to satisfy such reporting obligations.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WiMi Hologram Cloud Inc.

By:	/s/ Shuo Shi
Name:	Shuo Shi
Title:	Chief Executive and Operations Officer

Date: July 13, 2022

EXHIBIT INDEX

Exhibit No.	Description of Document
99.1	Press Release
99.2	Letter from Friedman LLP to the Securities and Exchange Commission, dated July 13, 2022.

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